Exhibit 2

FOR IMMEDIATE RELEASE	1 May 2020

WPP PLC (“WPP”)

Directors’ Interests

On 1 May 2020, WPP was notified of changes in the share ownership of Mark Read, Chief Executive Officer of WPP, pursuant to the vesting of the second of three tranches of a special one-off award (“Award”) granted to Mark Read on his appointment as joint Chief Operating Officer of WPP in April 2018, prior to his appointment as Chief Executive Officer of WPP on 3 September 2018.

On 1 May 2020, Mark Read became entitled to receive 45,333 ordinary shares pursuant to the Award. Mark Read has retained all of these ordinary shares and personally discharged the associated tax liabilities.

At today’s date, Mark Read’s shareholding in WPP is 296,976 ordinary shares.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications

+44 (0)7710 130634

END